THE O'NEAL LAW FIRM, P.C.
                            17100 East Shea Boulevard
                                   Suite 400-D
                          Fountain Hills, Arizona 85268
                              (480) 812-5058 (Tel)
                              (480) 816-9241 (Fax)



                                November 29, 2005

H. Christopher Owings
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Fuego Entertainment, Inc.
     SB-2/A Fourth Amended Filed November 22, 2005

Dear Mr. Owings:

As per your conversation with Mr. Ivan Braverman on November 22, 2005, we have made the requested changes to the SB-2/A Fifth Amended.

Please do not hesitate to contact us if you have any further questions.

     Very truly yours,



     /s/William D. O'Neal
     ---------------------
      William D. O'Neal